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03029122

August 5, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005


AUG 5 2003

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the financial statements of Sahaviriya Steel Industries PLC and Subsidiaries for the quarter ended June 30, 2003 submitted to the Stock Exchange of Thailand on July 30, 2003, and Press Release disclosed to public on July 31, 2003.

Please contact Farhan Qureshy of this office at (202) 626-3595 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White and Case LLP

Enclosure



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001
TIS 18001

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

July 30, 2003


AUG - 5 2003

Our Ref: 01/030-056/2546

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended June 30, 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2003.

The company recorded a net gain of 758.4 million Baht during the second quarter of 2003. The result of operations can be summarized as follows:

1) The company realized 7,206.1 million Baht revenues from sales of hot rolled coil (496,852 metric tonne at an averaged selling price of 14,503 Baht/MT) and 102.9 million Baht sales of steel scrap. The company and subsidiaries recorded total revenues from sales of 7,309.4 million Baht and a gross profit from sales and services of 1,166.2 million Baht.

   The company and subsidiaries recorded 37.7 million Baht in other income (which included 8.3 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 215.5 million Baht.

3) A subsidiary recorded a reversal of allowance for doubtful accounts in the amount 3.5 million Baht.

4) The company registered 992.0 million Baht profit before interest expenses and corporate income tax expenses.

5) Interest expenses on short–term and long–term loan totaled 192.5 million Baht (consisting of 186.2 and 6.3 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax expenses in the amount of 8.1 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax expenses before minority interest in the amount of 791.4 million Baht.

8) From the above results, the company registered a net gain during the second quarter in the amount of 758.4 million Baht .

For your consideration.

Yours faithfully,


SSI

Mr. Sittichai Thiensathaporn
Authorized Director

Mr. Kamol. Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed "Unaudited"		"Unreviewed "Unaudited"	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	143,833	111,109	32,444	44,540
Temporary investments	205,008	202,495	-	-
Accounts and notes receivable				
Related parties (Note 12.3)	1,584,443	1,345,225	1,563,452	1,327,808
Others	821,835	952,331	818,293	948,472
	2,406,278	2,297,556	2,381,745	2,276,280
Less Allowance for doubtful accounts	(398,844)	(400,444)	(393,888)	(393,888)
Accounts and notes receivable - net	2,007,434	1,897,112	1,987,857	1,882,392
Short-term loans and advances to related parties (Note 12.2)	63	60	113	137
Inventories (Note 5)	10,583,311	10,989,810	10,612,481	11,039,232
Other current assets				
Advance payments	123,305	23,514	123,155	23,499
Value-added-tax refundable claims	252	79,332	252	79,332
Other receivables	7,278	2,051	7,554	2,105
Prepaid expenses	35,608	13,694	33,121	12,645
Deposit at bank used as collateral	16,200	16,200	-	-
Others	26,443	36,554	21,045	18,535
Total Current Assets	13,148,735	13,371,931	12,818,022	13,102,417
NON-CURRENT ASSETS				
Investments using the equity method (Note 12.1)	561,621	561,621	1,155,685	1,080,363
Property, plant and equipment - net (Note 6)	16,661,495	16,923,996	15,136,283	15,375,183
Other non-current assets (Note 7)	12,114	8,535	9,924	5,947
Total Non-Current Assets	17,235,230	17,494,152	16,301,892	16,461,493
TOTAL ASSETS	30,383,965	30,866,083	29,119,914	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed "Unaudited" As at June 30, 2003	As at December 31, 2002	"Unreviewed "Unaudited" As at June 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	1,308,000	1,728,000	1,308,000	1,728,000
Trade finance loans	880,832	3,155,862	880,832	3,155,862
Accounts and notes payable	3,151,219	1,194,138	3,149,431	1,198,516
Current portion of long-term loans (Note 9)	1,132,009	220,760	898,818	-
Current portion of long-term liabilities	8,094	7,683	3,010	2,455
Other current liabilities				
Accrued expenses	156,366	220,826	169,239	228,589
Others	85,551	28,993	70,858	18,261
Total Current Liabilities	6,722,071	6,556,262	6,480,188	6,331,683
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	10,196,090	12,372,365	9,642,403	11,696,426
Convertible debentures (Note 10)	2,565,543	2,582,151	2,565,543	2,582,151
Other non-current liabilities				
Obligations under hire-purchase agreements	5,947	5,230	4,038	2,748
Payable for purchase of land	500	2,000	-	-
Total Non-Current Liabilities	12,768,080	14,961,746	12,211,984	14,281,325
TOTAL LIABILITIES	19,490,151	21,518,008	18,692,172	20,613,008

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed "Unaudited" As at June 30, 2003	As at December 31, 2002	"Unreviewed "Unaudited" As at June 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 6.2)	6,107,883	6,268,939	6,107,883	6,268,939
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(4,210,141)	(5,848,037)	(4,210,141)	(5,848,037)
Total Company Shareholders' Equity	10,427,742	8,950,902	10,427,742	8,950,902
MINORITY INTEREST	466,072	397,173	-	-
Total Shareholders' Equity	10,893,814	9,348,075	10,427,742	8,950,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	30,383,965	30,866,083	29,119,914	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
REVENUES					
Revenues from the sales of goods		7,309,445	5,580,596	7,308,955	5,580,596
Revenues from the rendering of services		65,031	58,389	-	-
Other income					
Gain on exchange		8,269	21,006	8,269	21,006
Others		29,448	12,671	27,354	12,290
Share of profit from investment using the equity method		-	-	36,049	37,830
Total Revenues		7,412,193	5,672,662	7,380,627	5,651,722
EXPENSES					
Cost of the sales of goods		6,129,082	4,326,923	6,229,020	4,431,377
Cost of the rendering of services		79,161	76,005	-	-
Selling and administrative expenses		200,646	291,567	192,440	284,711
Doubtful accounts (Reversal)		(3,489)	-	-	-
Other expenses		7,852	4,864	7,817	4,375
Directors' remuneration		6,960	955	6,800	815
Total Expenses		6,420,212	4,700,314	6,436,077	4,721,278
INCOME BEFORE INTEREST EXPENSES AND INCOME TAX		991,981	972,348	944,550	930,444
INTEREST EXPENSES		192,470	227,727	186,166	219,390
INCOME TAX EXPENSES		8,108	2,223	-	-
INCOME AFTER TAX		791,403	742,398	758,384	711,054
NET INCOME OF MINORITY INTEREST		(33,019)	(31,344)	-	-
NET INCOME		758,384	711,054	758,384	711,054
EARNINGS PER SHARE					
Basic earnings per share	BAHT	0.89	0.83	0.89	0.83
Diluted earnings per share (Note 10)	BAHT	0.60	0.57	0.60	0.57
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
REVENUES					
Revenues from the sales of goods		14,982,412	10,656,102	14,981,088	10,656,102
Revenues from the rendering of services		127,566	105,757	-	-
Other income					
Gain on exchange		63,947	28,963	64,253	28,963
Others		41,128	27,513	37,359	28,860
Share of profit from investment using the equity method		-	-	77,395	66,088
Total Revenues		15,215,053	10,818,335	15,160,095	10,780,013
EXPENSES					
Cost of the sales of goods		12,537,767	8,596,805	12,734,431	8,792,082
Cost of the rendering of services		141,383	138,306	-	-
Selling and administrative expenses		399,781	536,962	366,999	519,065
Doubtful accounts (Reversal)		(15,936)	-	-	-
Other expenses		8,033	27,637	7,860	27,034
Directors' remuneration		7,885	1,935	7,565	1,655
Total Expenses		13,078,913	9,301,645	13,116,855	9,339,836
INCOME BEFORE INTEREST EXPENSES AND INCOME TAX		2,136,140	1,516,690	2,043,240	1,440,177
INTEREST EXPENSES		418,337	456,948	405,344	439,856
INCOME TAX EXPENSES		9,016	4,967	-	-
INCOME AFTER TAX		1,708,787	1,054,775	1,637,896	1,000,321
NET INCOME OF MINORITY INTEREST		(70,891)	(54,454)	-	-
NET INCOME		1,637,896	1,000,321	1,637,896	1,000,321
EARNINGS PER SHARE					
Basic earnings per share	BAHT	1.92	1.17	1.92	1.17
Diluted earnings per share (Note 10	BAHT	1.30	0.82	1.30	0.82
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital Issued and paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-115,648	-	-	-	-115,648
Net income	-	-	-	-	1,000,321	-	1,000,321
Minority interest increase	-	-	-	-	-	52,462	52,462
Ending balance, June 30, 2002	8,530,000	3,600,000	4,877,702	-3,600,000	-8,281,140	306,433	5,432,995
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	-3,600,000	-5,848,037	397,173	9,348,075
Amortization	-	-	-161,056	-	-	-	-161,056
Net income	-	-	-	-	1,637,896	-	1,637,896
Minority interest increase	-	-	-	-	-	68,899	68,899
Ending balance June 30, 2003	8,530,000	3,600,000	6,107,883	-3,600,000	-4,210,141	466,072	10,893,814

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital issued and paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-115,648	-	-	-115,648
Net income	-	-	-	-	1,000,321	1,000,321
Ending balance, June 30, 2002	8,530,000	3,600,000	4,877,702	-3,600,000	-8,281,140	5,126,562
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	-3,600,000	-5,848,037	8,950,902
Amortization	-	-	-161,056	-	-	-161,056
Net income	-	-	-	-	1,637,896	1,637,896
Ending balance, March 31, 2003	8,530,000	3,600,000	6,107,883	-3,600,000	-4,210,141	10,427,742

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,637,896	1,000,321	1,637,896	1,000,321
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-15,936	-58	-	-
Depreciation	300,061	291,908	261,412	255,818
Unrealized gain from temporary investment	-3,325	-	-	-
Provision for diminution in value of inventories	-958	235,589	-958	235,589
Additional interest on debt restructuring	130,020	212,175	132,399	213,088
Realized gain on exchange	-94,632	-27,526	-94,632	-27,526
Unrealized loss on exchange	44,268	13,596	44,268	13,596
Gain on sales of temporary investment	-1,324	-	-	-
Gain on sales of property, plant and equipment	-	-2,174	-	-2,174
Loss on disposal of property, plant and equipment	38,350	34,331	38,176	33,728
Share of profit from investment using				
the equity method	-	-	-77,395	-66,088
Minority interest	70,891	54,454	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	2,105,311	1,812,616	1,941,166	1,656,352
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-239,218	-250,019	-235,644	-250,348
Accounts and notes receivable - others	132,246	-213,758	131,929	-209,586
Inventories	407,457	-181,413	427,709	-182,951
Short-term loans and advances to related parties	-3	6	24	8
Advance to director	2,742	-	-	-
Advance payments	-99,790	-17,454	-99,656	-17,456
Valued-added-tax refundable claims	79,079	15,328	79,079	15,328
Other receivables	6,473	-245	-5,449	-425
Prepaid expenses	-21,914	-29,189	-20,475	-27,299
Other current assets - others	10,110	-9,136	-2,509	-7,457
Other non-current assets	-3,580	-6,776	-3,977	2

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	1,935,229	-679,793	1,929,062	-673,971
Accrued expenses	-64,459	41,006	-59,350	43,539
Other current liabilities	56,554	38,845	52,700	39,970
Net cash provided by (used in) operating activities	4,306,237	520,018	4,134,609	385,706
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	-100,000	-60,000	-	-
Purchases of property, plant and equipment	-235,298	-147,163	-216,452	-53,257
Proceeds from sales of property, plant and equipment	-	3,418	-	3,418
Proceeds from sales of temporary investment	102,136	-	-	-
Net cash used in investing activities	-233,162	-203,745	-216,452	-49,839
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	-420,000	-72,000	-420,000	-72,000
Trade finance loans increase (decrease)	-2,204,666	-261,059	-2,204,666	-261,059
Repayment of long-term loans	-1,411,654	-42,053	-1,304,212	-
Repayment of obligations under hire-purchase agreements	-2,531	-2,630	-1,375	-1,446
Repayment of payable for purchase of land	-1,500	-	-	-
Net cash provided by (used in) financing activities	-4,040,351	-377,742	-3,930,253	-334,505
Net increase (decrease) in cash and cash equivalents	32,724	-61,469	-12,096	1,362
Cash and cash equivalents as at January 1	111,109	193,826	44,540	4,067
Cash and cash equivalents as at June 30	143,833	132,357	32,444	5,429
Supplemental cash flow information:				
Cash paid for interest	338,237	235,090	322,545	216,961
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	3,659	2,553	3,219	1,050

See notes to the interim financial statements